AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2014
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
JPY 200 million Fixed to FX Linked Callable Note	Borrowing	02-Oct-14	24-Oct-14	01-Aug-44	JPY 200	SMBC Nikko Capital Markets Limited
AUD 25 million Kangaroo Bond Tap 4	Borrowing	07-Nov-14	14-Nov-14	10-Jan-25	AUD 25	Daiwa Capital Markets
ZAR 500 million Eurobond	Borrowing	02-Dec-14	09-Dec-14	09-Dec-17	ZAR 500	Morgan Stanley / Standard Bank
ZAR 150 million Eurobond Tap	Borrowing	10-Dec-14	17-Dec-14	09-Dec-17	ZAR 150	Morgan Stanley
AUD 25 million Kangaroo Bond Tap 5	Borrowing	29-Dec-14	12-Jan-15	10-Jan-25	AUD 25	TD Securities
AUD 25 million Kangaroo Bond Tap 6	Borrowing	30-Dec-14	12-Jan-15	10-Jan-25	AUD 25	TD Securities

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured Bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 5 billion FELN EMTN	19-Nov-99	30-Nov-99	29-Nov-14	JPY 5,000.0
AUD 71.6 million Clean Energy Bond	15-Oct-10	28-Oct-10	28-Oct-14	AUD 71.6
NZD 50.9 million Clean Energy Bond	15-Oct-10	28-Oct-10	28-Oct-14	NZD 50.9
AUD 63.06 million Water Bond	22-Oct-10	18-Nov-10	18-Nov-14	AUD 63.1
BRL 10.62 million	8-Nov-10	21-Dec-10	22-Dec-14	BRL10.6
BRL 30.72 million	8-Nov-10	21-Dec-10	22-Dec-14	BRL 30.7
USD 50 million Fed Funds Floater	11-Dec-12	27-Dec-12	27-Dec-14	USD 50.0

Matured ECP Transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (million)	DEALER
ECP	14-May-14	16-May-14	13-Nov-14	USD 25	Citi
ECP	9-Jun-14	11-Jun-14	11-Dec-14	USD 50	ING
ECP	10-Jun-14	12-Jun-14	14-Oct-14	EUR 100	Banc of America Securities
ECP	13-Jun-14	17-Jun-14	17-Oct-14	USD 25	Citi
ECP	26-Jun-14	30-Jun-14	30-Oct-14	USD 200	UBS
ECP	12-Aug-14	14-Aug-14	14-Nov-14	USD 100	Banc of America Securities
ECP	13-Aug-14	19-Aug-14	19-Nov-14	USD 90	Banc of America Securities
ECP	13-Aug-14	15-Aug-14	1-Decv-14	USD 75	Banc of America Securities

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 31 December 2014.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou N'Sele

Officer-in-Charge - Treasury Department